                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 AMENDMENT NO. 1

                                 SPIGADORO, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    848506101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                        JACOB AGAM, CHAIRMAN OF THE BOARD
                           VERTICAL FINANCIAL HOLDINGS
                            C/O VERTICAL CAPITAL LTD.
                             HSBC REPUBLIC BUILDING
                                   RUE DU PRE
                                 ST. PETER PORT
                        GUERNSEY, CHANNEL ISLANDS GY1 1LU
                               011-44-1481-716-278
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized

                     to Receive Notices and Communications)

                                OCTOBER 19, 2000
         ---------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
      1         NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Vertical Financial Holdings
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS
                   oo
--------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED    [ ]
                PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     LIECHTENSTEIN
--------------------------------------------------------------------------------
        NUMBER OF                7      SOLE VOTING POWER
         SHARES
       BENEFICIALLY                        1,509,092
         OWNED BY            ---------------------------------------------------
           EACH                  8      SHARED VOTING POWER
        REPORTING
          PERSON                           0
           WITH              ---------------------------------------------------
                                 9      SOLE DISPOSITIVE POWER

                                           1,509,092
                             ---------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                           0
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,509,092
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES                                                       [ ]

--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  2.2%
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON

                  CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
      1         NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Gruppo Spigadoro, N.V.
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS
                   oo
--------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED    [ ]
                PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     The Netherlands
--------------------------------------------------------------------------------
        NUMBER OF                7      SOLE VOTING POWER
         SHARES
       BENEFICIALLY                        37,541,797
         OWNED BY            ---------------------------------------------------
           EACH                  8      SHARED VOTING POWER
        REPORTING
          PERSON                           0
           WITH              ---------------------------------------------------
                                 9      SOLE DISPOSITIVE POWER

                                           37,541,797
                             ---------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                           0
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  37,541,797
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES                                                       [ ]

--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  55%
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON

                  HC
--------------------------------------------------------------------------------

ITEM 1.       SECURITY AND ISSUER.


              This Amendment No. 1 (the "Amendment") relates to the common stock, par value $.01 per share ("Common Stock"), of Spigadoro, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 70 East 55th Street, 24th floor, New York, New York 10022. This Amendment supplements the Schedule 13D filed with the Securities and Exchange Commission on January 27, 2000.

ITEM 2.       IDENTITY AND BACKGROUND.
              -----------------------

VERTICAL FINANCIAL HOLDINGS.

              Vertical Financial Holdings ("Vertical") is a corporation organized under the laws of Liechtenstein. Vertical is a European-based private equity firm focusing primarily on investments in the high technology industry. Vertical's address is Hambrechtikerstrasse 61, CH-8640, Rapperswil, Switzerland. Set forth below are the name, present principal occupation or employment, the current business address and citizenship of each director and executive officer of Vertical:

              Jacob Agam. Mr. Agam serves as the Chairman of the Board of Vertical. Mr. Agam also serves as the Chairman of the Board and Chief Executive Officer of the Issuer, an entity that primarily produces and sells animal feed and pasta and flour products, and the Chairman of the Board of Gruppo Spigadoro, N.V. ("Gruppo Spigadoro"), a holding company. Mr. Agam is a founder and serves as the Chairman of the Board of Orida Capital Ltd. and Vertical Capital Ltd., companies engaged in investment banking services and private equity, respectively. Mr. Agam is a citizen of Israel and his business address is c/o Vertical Capital Ltd., HSBC Republic Building, Rue du Pre, St. Peter Port, Guernsey, Channel Islands, GY1 1LU.

              Bruno Derungs. Mr. Derungs serves as a Managing Director of Vertical. Mr. Derungs is the principal of Derungs Treuhandgesellschaft AG, a financial consulting and fiduciary company and the record owner of Vertical. Mr. Derungs is a citizen of Switzerland and his business address is c/o Vertical, Hombrechtikerstrasse 61, CH-8640 Rapperswil, Switzerland.

              William Dartmouth. William Dartmouth serves as a director of Vertical. Mr. Darmouth has been a private investor for the past five years. William Dartmouth is a citizen of Great Britain and his business address is 30 St. James's Street, London, England SW1.

              Neither Vertical nor, to the best of its knowledge, any of its directors or executive officers has ever been convicted in any criminal proceeding, nor has been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which such entity or person was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

              Through various intermediate entities, a trust, the beneficiaries of which are members of the Agam family (the "Agam Family Trust"), beneficially owns all of the capital stock of Vertical. As a result, the Agam Family Trust may be deemed to beneficially own all of the shares of Common Stock beneficially owned by Vertical for the purposes of Regulation 13D.

GRUPPO SPIGADORO.

              Gruppo Spigadoro is a corporation organized under the laws of the Netherlands. Gruppo Spigadoro is a holding company. Gruppo Spigadoro's address is Strawinskylaan 1725, 1077 XX, Amsterdam, the Netherlands. Set forth below are the name, present principal occupation or employment, the current business address and citizenship of each director and executive officer of Gruppo
Spigadoro:

              Jacob Agam. Mr. Agam is the Chairman of the Board of Gruppo Spigadoro. See description above.

              Ernst-Pieter Knupfer. Mr. Knupfer is a Managing Director of Gruppo Spigadoro. Mr. Knupfer is a lawyer and the Senior Account Manager at Citco Nederland B.V. ("Citco") and is the attorney-in-fact of Trust International Management (T.I.M.) B.V., a wholly-owned subsidiary of Citco ("Trust International"). Mr. Knupfer is a citizen of the Netherlands and his business address is Strawinskylaan 1725, 1077 XX Amsterdam.

              Trust International Management (T.I.M.) B.V. Trust International is a corporation organized under the laws of the Netherlands and is a wholly-owned subsidiary of Citco. Mr. Knupfer serves as the attorney-in-fact of Trust International. The business address of Trust International is Strawinskylaan 1725, 1077 XX Amsterdam.

              Neither Gruppo Spigadoro nor, to the best of its knowledge, any of its directors or executive officers has ever been convicted in any criminal proceeding, nor has been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which such entity or person was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

              Vertical and its affiliates beneficially own approximately 75% of Gruppo Spigadoro and may be deemed to control Gruppo Spigadoro. As a result of such possible control, Vertical may be deemed to beneficially own all of the shares of Common Stock beneficially owned by Gruppo Spigadoro for the purposes of Regulation 13D.

              Through its ownership of Vertical, the Agam Family Trust may be deemed to beneficially own all of the shares of Common Stock beneficially owned by Gruppo Spigadoro for the purposes of Regulation 13D. The Agam Family Trust disclaims beneficial ownership of the shares of Common Stock owned by Gruppo Spigadoro which are attributable to the 25% interest in Gruppo Spigadoro not beneficially owned by the Agam Family Trust and which the Agam Family Trust may be deemed to beneficially own based upon its possible control of Gruppo Spigadoro. This Schedule 13D shall not be deemed an admission that the Agam Family Trust is the beneficial owner of such shares for purposes of this
Schedule 13D or for any other purpose.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
             -------------------------------------------------

              In October 2001, Gruppo Spigadoro agreed to convert the remaining balance of a demand promissory note payable by the Issuer to Gruppo Spigadoro (the "Note Conversion") into a term note payable on December 31, 2002 with an aggregate principal amount of $5,305,000 (the "Term Note"). In addition, in October 2001, an affiliate of Gruppo Spigadoro loaned an aggregate of $3 million (the "October Loan") to the Issuer evidenced by a note (the "October Note"). In consideration for the Note Conversion and the October Loan, the Issuer agreed to issue 2,400,000 shares of Common Stock to Gruppo Spigadoro, which shares were issued in February 2002. A copy of the Term Note is attached hereto as Exhibit 4 and is incorporated herein by reference hereby. A copy of the October Note is attached hereto as Exhibit 5 and is incorporated herein by reference hereby.

ITEM 4.       PURPOSE OF TRANSACTION.
              ----------------------

              The purpose of the Note Conversion and October Loan was to provide additional working capital to the Issuer in connection with negotiations between the Issuer and its lenders. See also Item 5 below.

              The Reporting Persons intend to evaluate the performance of the Common Stock from time to time as an investment in the ordinary course of business. Depending on such evaluations, the Reporting Persons may acquire additional shares of Common Stock or may determine to sell or otherwise dispose of all or some of the Common Stock. Whether the Reporting Persons actually effect such sales will depend on their continuing evaluation of the diversity of their investment portfolios, as well as the price level of the Common Stock, available opportunities to dispose of the Common Stock, conditions in the securities markets and general economic and industry conditions. These sales may take place in the open market, through privately negotiated transactions with third parties, or through any other manner permitted by applicable law.

              Except as disclosed herein, neither of the Reporting Persons nor any of their executive officers, directors or control persons, has any current plans or proposals with respect to any of the items described in (a) through (j) of Item 4.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.
              ------------------------------------

              As of March 28, 2002, there were 67,628,016 shares of Common Stock issued and outstanding as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 16, 2002. As of April 24, 2002, for the purposes of Rule 13d-3, Vertical beneficially owned an aggregate of 1,509,092 shares of Common Stock, or approximately 2.2% of the issued and outstanding shares of Common Stock, including 690,152 shares issuable upon exercise of warrants beneficially owned by Vertical and exercisable within 60 days. Vertical has sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the shares of 1,509,092 shares of Common Stock, including 690,152 shares issuable upon exercise of warrants beneficially owned by Vertical and exercisable within 60 days.

              Through various intermediate entities, the Agam Family Trust beneficially owns all of the capital stock of Vertical. As a result, the Agam Family Trust may be deemed to beneficially own all of the shares of Common Stock beneficially owned by Vertical for the purposes of Regulation 13D.

         Vertical's beneficial ownership excludes an aggregate of 589,314 shares and 890,151 shares issuable upon exercise of warrants held by Behala Anstalt, Lupin Investment Services Ltd. and Henilia Financial Ltd. (the "Vertical Assignees"). Pursuant to agreements with third party investors in each Vertical Assignee, Vertical owns equity interests in each Vertical Assignee entitling it to varying percentages of the profits resulting from the sale of the shares held by each Vertical Assignee. In addition, pursuant to agreements with the Vertical Assignees, the trustee of each Vertical Assignee has voting and dispositive power over the shares held by each Vertical Assignee, although Vertical retains the right to appoint or terminate the appointment of the trustee.

              As of April 24, 2002, for the purposes of Rule 13d-3, Gruppo Spigadoro beneficially owned an aggregate of 37,541,797 shares of Common Stock, or approximately 55% of the issued and outstanding shares of Common Stock. Gruppo Spigadoro has sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 37,541,797 shares of Common Stock.

              Through various intermediate entities, including Vertical, the Agam Family Trust beneficially owns approximately 75% of Gruppo Spigadoro and may be deemed to control Gruppo Spigadoro. Mr. Agam and members of his family are the beneficiaries of the Agam Family Trust. As a result of such possible control, the Agam Family Trust may be deemed to beneficially own all of the shares of Common Stock beneficially owned by Gruppo Spigadoro for the purposes of Regulation 13D. The Agam Family Trust disclaims beneficial ownership of the shares of Common Stock owned by Gruppo Spigadoro which are attributable to the 25% interest in Gruppo Spigadoro not beneficially owned by the Agam Family Trust and which the Agam Family Trust may be deemed to beneficially own based upon its possible control of Gruppo Spigadoro. This Schedule 13D shall not be deemed an admission that the Agam Family Trust is the beneficial owner of such shares for purposes of this Schedule 13D or for any other purpose.

              Except as described above, neither of the Reporting Persons has shared power to vote or to direct the vote or shared power to dispose or to direct the disposition of any shares of Common Stock.

              On April 25, 2000, Gruppo Spigadoro transferred 400,000 shares of Common Stock to Mr. Lucio de Luca in consideration for services rendered and in settlement of an employment contract between Gruppo Spigadoro and Mr. De Luca.

              On October 19, 2000, Gruppo Spigadoro transferred 333,333 shares of Common Stock to its Italian counsel in consideration for services rendered to Gruppo Spigadoro.

              On September 24, 2001, Gruppo Spigadoro transferred 250,000 shares of Common Stock to Mr. Marc Goldfarb, a director of the Issuer, in consideration for services rendered to Gruppo Spigadoro.

              In October 2001, in consideration for the Note Conversion and the October Loan, the Issuer agreed to issue 2,400,000 shares of Common Stock to Gruppo Spigadoro, which shares were issued in February 2002.

              In December 2000, 6,120,700 shares of Common Stock (the "Escrowed Shares") were released from escrow and issued to Gruppo Spigadoro upon the repayment of certain promissory notes issued by the Company to Mr. Carlo Petrini. The Escrowed Shares were placed in escrow to secure the repayment of the promissory notes issued by the Company to Mr. Carlo Petrini.

              Except as described herein, during the past sixty days, there were no transactions in the shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by either of the Reporting Persons or any person or entity controlled by such Reporting Person or any person or entity for which such Reporting Person possesses voting control over the securities thereof, except as described in this Schedule 13D.

              No other person is known by the Reporting Persons to have the right to receive or power to direct dividends from, or proceeds from the sale of, shares of Common Stock beneficially owned by the Reporting Persons, except as described under Item 6.

ITEM 6.       CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
              -------------------------------------------------------------
              RESPECT TO SECURITIES OF THE ISSUER.
              -----------------------------------

              Except as described below or elsewhere in this Statement or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons or, to the best of their knowledge, any of the persons named in this Statement or between any of the Reporting Persons and any other person or, to the best of their knowledge, any person named in this Statement and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.       MATERIALS TO BE FILED AS EXHIBITS.
              ---------------------------------

              Exhibit No.        Description
              -----------        -----------
                      4          Promissory Note dated as of October 1, 2001 in aggregate principal amount of $5,305,000 filed as Exhibit 10.59 to the Issuer's Annual Report on
                                 Form 10-K filed with the Securities and Exchange Commission on
                                 April 16, 2002 and incorporated by reference herein.

                      5          Promissory Note dated as of October 24, 2001 in aggregate principal amount of $3,000,000 filed with the Securities and Exchange Commission on
                                 April 16, 2002 and incorporated by reference herein.


                      6          Joint Filing Agreement dated as of April 26, 2002 by and between Vertical
                                 Financial Holdings and Gruppo Spigadoro, N.V.

                                    SIGNATURE

              After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:     April 26, 2002

                                 VERTICAL FINANCIAL HOLDINGS

                                 By: /s/ Jacob Agam
                                     -----------------------------------
                                     Jacob Agam
                                     Chairman of the Board and
                                     Chief Executive Officer

                                 GRUPPO SPIGADORO, N.V.

                                 By:  /s/ Jacob Agam
                                      ----------------------------------
                                      Jacob Agam
                                      Chairman of the Board

                                  EXHIBIT INDEX

              Exhibit No.        Description
              -----------        -----------
                      4          Promissory Note dated as of October 1, 2001 in aggregate principal amount of $5,305,000 filed as Exhibit 10.59 to the Issuer's Annual Report on
                                 Form 10-K filed with the Securities and Exchange Commission on
                                 April 16, 2002 and incorporated by reference herein.

                      5          Promissory Note dated as of October 24, 2001 in aggregate principal amount of $3,000,000 filed with the Securities and Exchange Commission on
                                 April 16, 2002 and incorporated by reference herein.

                      6          Joint Filing Agreement dated as of April 26, 2002 by and between Vertical
                                 Financial Holdings and Gruppo Spigadoro, N.V.